UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Pharsight Corporation
(Name of Issuer)
Common Stock ($0.001 par value)
(Title of Class of Securities)
71721Q 10 1
(CUSIP Number)
Tony Di Bona
Alloy Ventures, Inc.
400 Hamilton Avenue, 4th Floor
Palo Alto, California 94301
(650) 687-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 8, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all, including all exhibits.
See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71721Q 10 1	13D	Page	2	of	16

1	NAME OF REPORTING PERSON Alloy Ventures 2000, LLC (“Alloy 2000”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,754,104 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		1,754,104 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,053,770 shares are directly owned by Alloy Ventures, 217,265 shares are directly owned by Alloy Investors, 126,633 shares are directly owned by Alloy Corporate, and 53,996 shares are directly owned by Alloy Partners. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to dispose these shares.

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,754,104 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

17.9%

14	TYPE OF REPORTING PERSON*

OO

CUSIP No.	71721Q 10 1	13D	Page	3	of	16

1	NAME OF REPORTING PERSON Alloy Ventures 2000, L.P. (“Alloy Ventures”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539231

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,273,308 shares, of which 219,538 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		1,273,308 shares, of which 219,538 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Ventures, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,273,308 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

13.1%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	71721Q 10 1	13D	Page	4	of	16

1	NAME OF REPORTING PERSON Alloy Investors 2000, L.P. (“Alloy Investors”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		262,530 shares, of which 45,265 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		262,530 shares, of which 45,265 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Investors, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,530 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

02.8%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	71721Q 10 1	13D	Page	5	of	16

1	NAME OF REPORTING PERSON Alloy Corporate 2000, L.P. (“Alloy Corporate”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		153,018 shares, of which 26,385 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		153,018 shares, of which 26,385 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Corporate, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,018 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.6%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	71721Q 10 1	13D	Page	6	of	16

1	NAME OF REPORTING PERSON Alloy Partners 2000, L.P. (“Alloy Partners”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Tax I.D. Number: 77-0539233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		65,248 shares, of which 11,252 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole voting power to vote these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		65,248 shares, of which 11,252 shares are issuable pursuant to warrants that are exercisable within 60 days. Alloy 2000, the general partner of Alloy Partners, may be deemed to have sole dispositive power to dispose of these shares and Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,248 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.7%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	71721Q 10 1	13D	Page	7	of	16

1	NAME OF REPORTING PERSON Craig Taylor (“Taylor”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners“). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,754,104 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		0

	10	SHARED DISPOSITIVE POWER

2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,754,104 of these shares. Taylor, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,184 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.9%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71721Q 10 1	13D	Page	8	of	16

1	NAME OF REPORTING PERSON Douglas E. Kelly (“Kelly”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

28,497 shares issuable pursuant to options that vest within 60 days.

	8	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1.072,080 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,754,104 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH:		28,497 shares issuable pursuant to options that vest within 60 days.

	10	SHARED DISPOSITIVE POWER

2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by (AMA), 1,053,770 shares are directly owned by Alloy Ventures, 217,265 shares are directly owned by Alloy Investors, 126,633 shares are directly owned by Alloy Corporate and 53,996 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,754,104 of these shares. Kelly, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,854,681 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

29.1%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71721Q 10 1	13D	Page	9	of	16

1	NAME OF REPORTING PERSON John F. Shoch (“Shoch”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,754,104 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		0

	10	SHARED DISPOSITIVE POWER

2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by (AMA), 1,053,770 shares are directly owned by Alloy Ventures, 217,265 shares are directly owned by Alloy Investors, 126,633 shares are directly owned by Alloy Corporate and 53,996 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,754,104 of these shares. Shoch, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,184 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.9%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71721Q 10 1	13D	Page	10	of	16

1	NAME OF REPORTING PERSON Tony Di Bona (“Di Bona”) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by Asset Management Associates 1996, L.P. (“AMA”), 1,053,770 shares are directly owned by Alloy Ventures 2000, L.P. (“Alloy Ventures”), 217,265 shares are directly owned by Alloy Investors 2000, L.P. (“Alloy Investors”), 126,633 shares are directly owned by Alloy Corporate 2000, L.P. (“Alloy Corporate”) and 53,996 shares are directly owned by Alloy Partners 2000, L.P. (“Alloy Partners”). AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole voting power to vote 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole voting power to vote 1,754,104 of these shares. Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to vote all of these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		0

	10	SHARED DISPOSITIVE POWER

2,826,184 shares, of which 302,440 shares are issuable pursuant to warrants that are exercisable within 60 days, 1,072,080 shares are directly owned by (AMA), 1,053,770 shares are directly owned by Alloy Ventures, 217,265 shares are directly owned by Alloy Investors, 126,633 shares are directly owned by Alloy Corporate and 53,996 shares are directly owned by Alloy Partners. AMC Partners 96, L.P., the general partner of AMA, may be deemed to have sole dispositive power to dispose of 1,072,080 of these shares. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole dispositive power to dispose of 1,754,104 of these shares. Di Bona, a general partner of AMC and a managing member of Alloy 2000, may be deemed to have shared power to dispose of all of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,184 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

28.9%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	71721Q 10 1	13D	Page	11	of	16
Item 1. Security and Issuer
This Amendment No. 5 (the “Amendment”) amends and supplements where indicated the Statement on Schedule 13D originally filed on July 8, 2002 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on September 20, 2002, (“Amendment No. 1”) , Amendment No. 2 thereto filed on February 28, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 14, 2006 (“Amendment No. 3”), and Amendment No. 4 thereto filed September 1, 2006 (“Amendment No. 4” and together with the Original Statement and Amendment No. 1, Amendment No. 2, Amendment No. 3 the “Prior Statement”). This Amendment and the Prior Statement are collectively referred to herein as the “Schedule 13D”.
All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. This Amendment amends the Prior Statement specifically set forth herein. Except as set forth below, all previous Items in the Prior Statement remain unchanged.
This Amendment No. 5 is being made to disclose the Voting Agreement entered into by the Reporting Persons with Tripos (DE), Inc. in connection with the proposed Merger of the Issuer as described in Item 4 below.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented as follows:
To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Tripos (DE), Inc., a Delaware corporation (“Tripos”) to enter into the Merger Agreement (as defined in Item 4 below), Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate, Alloy Partners, Douglas E. Kelly, M.D. and certain other stockholders of the Issuer (the “Stockholders”) entered into a voting agreement with Tripos, dated as of the date of the Merger Agreement (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has agreed to vote in favor of the adoption and approval of the Merger Agreement and has granted to Tripos an irrevocable proxy to vote or exercise its right to consent with respect to all Shares that each Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement and any action required in furtherance thereof at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement, or such other required actions, are submitted for the consideration and vote of the stockholders of the Issuer.
The Stockholders have not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.
Item 4. Purpose of Transaction
The following is added to the end of Item 4.
On September 8, 2008, Issuer, Tripos DE and Pearson Merger Corporation, a Delaware corporation and wholly owned subsidiary of Tripos DE (“Pearson Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Pearson Merger Sub will merge with and into Issuer (the “Merger”), Pearson Merger Sub’s separate corporation existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Tripos.
As an inducement to enter into the Merger Agreement, and in consideration thereof, Tripos entered into a voting agreement with certain stockholders of Issuer, dated as of the date of the Merger Agreement (“Voting Agreements”). Pursuant to the voting Agreements, each Stockholder has agreed to vote in favor of the adoption and approval of the Merger Agreement and has granted to Tripos DE in irrevocable proxy to vote or exercise its right to consent with respect to all Shares that each Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement and any action required in furtherance thereof at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement, or such other required actions, are submitted for the consideration and vote of the stockholders of the Issuer.
Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Tripos and (ii) each Share will be converted into the right to receive $5.50 in cash, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Shares outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be vested in full (where such options are subject to vesting requirements), cancelled and automatically converted into the right to receive an amount of cash equal to the excess, if any, of $5.50 over the per share exercise price for each such option.

CUSIP No.	71721Q 10 1	13D	Page	12	of	16
Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
As described in Item 4 above of this Schedule 13 D, as a result of the Voting Agreements, Tripos has the sole power to vote the subject shares with respect to certain matters relating to the Merger as set forth in the Voting Agreement. (See Item 4 of this Schedule D for details).
(a)	Reference is made to rows (11) and (13) on the cover page for each Reporting Person.

Such shares reported by Alloy 2000 include 1,451,664 shares of Common Stock and 302,440 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Ventures include 1,053,770 shares of Common Stock and 219,538 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Investors include 217,265 shares of Common Stock and 45,265 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Alloy Corporate include 126,633 shares of Common Stock and 26,385 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reportable by Alloy Partners include 151,204 shares of Common and 33,757 shares of Common Stock issuable upon the exercise of Warrants.

Such shares reported by Craig Taylor, John F. Shoch and Tony Di Bona include 1,451,664 shares of Common Stock and 302,440 shares of Common Stock issuable upon the exercise of Warrants and 1,072,080 shares of Common Stock, held by AMA (as defined below).

Such shares reported by Douglas E. Kelly include 1,451,664 shares of Common Stock, 302,440 shares of Common Stock issuable upon the exercise of Warrants and 28,497 shares of Common Stock issuable upon the exercise of certain stock options and 1,072,080 shares of Common Stock, held by AMA (as defined below).

(b)	Reference is made to rows (7) through (10) on the cover page for each Reporting Person. Alloy 2000, the general partner of Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, may be deemed to have sole power to vote and dispose of all shares of Common Stock that are owned by such parties. Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners.

AMC Partners 96, L.P., a California limited partnership (“AMC”), is the general partner of Asset Management Associates 1996, L.P., a California limited partnership (“AMA”). AMC and AMA are venture capital and investment management firms. AMA holds 1,072,080 shares of Common Stock. AMC and Craig Taylor, Douglas E. Kelly, John F. Shoch, Tony Di Bona, Franklin P. Johnson, Jr. and W. Ferrell Sanders, the general partners of AMC (collectively, the “General Partners”), may be deemed to have shared power to vote and dispose of all shares of Common Stock that are owned by AMC and AMA. The address of AMC, AMA and the General Partners is c/o AMC Partners 96, L.P., 400 Hamilton Avenue, 4th Floor, Palo Alto, California 94301.

CUSIP No.	71721Q 10 1	13D	Page	13	of	16
Franklin P. Johnson, Jr. and W. Ferrell Sanders are employed as general partners of AMC and are citizens of the United States. Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship for each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona. The present principal occupation or employment for each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona is set forth on Schedule I to this Schedule 13D.

During the past five years, neither AMC, AMA nor any of the General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither AMC, AMA nor any of the General Partners was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

AMC and each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona hereby disclaim beneficial ownership of shares of Pharsight directly owned by AMA, except to the extent of their proportionate partnership interest and any indirect pecuniary interest therein.

(c)	In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.

(d)	Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona, the managing members of Alloy 2000, will benefit economically from the Common Stock held by Alloy 2000, Alloy Ventures, Alloy Investors, Alloy Corporate and Alloy Partners, and from their interest in such entities, as disclosed in Rows 7 and 9 of the cover page for each of Craig Taylor, Douglas E. Kelly, John F. Shoch and Tony Di Bona.

Under certain circumstances set forth in the limited partnership agreements of AMC and AMA, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of Pharsight owned by such entity of which they are a partner.

(e)	Not applicable.
Item 7. Material to be Filed as Exhibits

Exhibit A	Agreement of Joint Filing among the Reporting Persons.

Exhibit B	Agreement and Plan of Merger, dated September 8, 2008, by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation (incorporated by reference to Exhibit 2.1 to Pharsight Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008)

Exhibit C	Form of Voting Agreement between Tripos (DE), Inc. and each of the Stockholders party thereto, dated September 8, 2008 (incorporated by reference to Exhibit 2.1 to Pharsight Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008)

CUSIP No.	71721Q 10 1	13D	Page	14	of	16
SIGNATURES
Date: September 19, 2008

ALLOY VENTURES 2000, LLC
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.

/s/ Tony Di Bona, Attorney-in-Fact
CRAIG TAYLOR

/s/ Tony Di Bona, Attorney-in-Fact
DOUGLAS E. KELLY

/s/ Tony Di Bona, Attorney-in-Fact
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.	71721Q 10 1	13D	Page	15	of	16
Schedule I
Managing Members of Alloy Ventures 2000, LLC, and General
Partners of AMC Partners 96 L.P

Name	Principal Occupation or Employment

Craig Taylor	President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

Douglas E. Kelly	Vice President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

John F. Shoch	Vice President, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.

Tony Di Bona	Chief Financial Officer, Alloy Ventures, Inc., Managing Member of Alloy Ventures 2000, LLC, and General Partner of AMC Partners 96 L.P.
All individuals named in the above table are employed by Alloy Ventures, Inc., The address of Alloy Ventures Inc. is 400 Hamilton Avenue, 4th Floor, Palo Alto, CA 94301.

CUSIP No.	71721Q 10 1	13D	Page	16	of	16
Exhibit A
     The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Pharsight Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.
Executed this 19th day of September, 2008.

ALLOY VENTURES 2000, LLC
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member

ALLOY VENTURES 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Ventures 2000, L.P.

ALLOY INVESTORS 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Investors 2000, L.P.

ALLOY CORPORATE 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Corporate 2000, L.P.

ALLOY PARTNERS 2000, L.P.
By:	/s/ Tony Di Bona
Tony Di Bona, Managing Member of Alloy Ventures 2000, LLC, the general partner of Alloy Partners 2000, L.P.

/s/ Tony Di Bona, Attorney-in-Fact
CRAIG TAYLOR

/s/ Tony Di Bona, Attorney-in-Fact
DOUGLAS E. KELLY

/s/ Tony Di Bona, Attorney-in-Fact
JOHN F. SHOCH

/s/ Tony Di Bona
TONY DI BONA